UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Business Update

On July 13, 2026, Vertical Aerospace Ltd. (the “Company”) announced a business update in respect of its progress across its aircraft programs. In particular:

•	On July 10, 2026, the Company received an expanded Permit to Fly from the UK Civil Aviation Authority (CAA), authorizing its first public demonstration flights away from Cotswold Airport.

•	The Company has expanded its flight test fleet with an additional prototype, intended to accelerate piloted flight testing, support flight demonstrations and advance development of the Company’s hybrid-electric aircraft program.

•	The Company expects to complete Critical Design Review (CDR) by the end of 2026, establishing the certifiable design baseline for its aircraft and enabling the build and test of certification-conforming aircraft.

•	The Company is expecting to bring new manufacturing capabilities online, targeting its early production aircraft assembly facility in the third quarter of 2026 and the expanded Vertical Energy Centre for its proprietary batteries in the fourth quarter of 2026.

•	The Company’s hybrid-electric propulsion system recently began testing on its dedicated Hybrid Propulsion Evaluation Rig (HYPER), and the Company expects to select its long-term turbogenerator supplier for its hybrid-electric variant aircraft during 2026 and begin flight testing in the first half of 2027.

•	The Company has now engaged all key systems suppliers required to bring its electric aircraft into service at scale.

In preparation for CDR in close engagement with the Company’s supply partners, the Company has re-baselined its program plan against the remaining certification workscope, including the build and test of certification-conforming Valo aircraft. Having previously indicated increasing risk to its targeted 2028 certification timeline, the Company now expects to achieve type certification of Valo in 2029. This timeline reflects the rigor of certifying an entirely new class of aircraft under an established regulatory certification framework.

Press Release

On July 13, 2026, the Company issued a press release in relation to its business update, a copy of which is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all; the targeted timeline for completion of the CDR, completion of its early production aircraft assembly facility, expansion of the Vertical Energy Centre, and selection of a long-term hybrid turbo-generator supplier and flight testing of the hybrid-electric variant aircraft;and statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," "will," "aim," "potential," "continue," "are likely to" and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the important factors discussed under the caption "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207, File No. 333-292448, File No. 333-295988 and File No. 333-297060) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Vertical Aerospace Ltd. dated July 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: July 13, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer